SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 October 2019
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 31 October 2019 re: Non Executive Board Changes

 31 October 2019

NON-EXECUTIVE BOARD CHANGES AND SUCCESSION PLANS

Lloyds Banking Group is pleased to announce the appointment of two Non-Executive Directors, Sarah Legg and Catherine Woods.

Sarah Legg, who will join the Board on 1 December 2019, was Group Financial Controller of HSBC until earlier this year, and previously CFO for HSBC's Asia Pacific region. Sarah will join the Board's Audit and Risk Committees.  Catherine Woods will join the Board on 1 March 2020 after retiring as Deputy Chairman and Senior Independent Director of Allied Irish Bank in October 2019. Catherine will join the Board's Risk and Remuneration Committees. As with other Group NEDs, both will also serve as Non-Executive Directors of the Group's Ring-Fenced Bank Boards.

Anita Frew will have served 9 years as a Non-Executive Director in December 2019, and accordingly plans to step down as Senior Independent Director in December and retire as Deputy Chairman and Non-Executive Director at the AGM in May 2020. Alan Dickinson will succeed Anita as Senior Independent Director as of 1 December 2019, and will also take on the role of Deputy Chairman following Anita's retirement from the Board.

Lord Blackwell will have served 9 years on the Group Board in 2021, and accordingly plans to retire as Group Chairman at or before the AGM in 2021. The Board will therefore initiate a search process early next year once the new Senior Independent Director is in place to allow time to identify his successor and enable an orderly handover.

Lord Blackwell, Group Chairman, comments "We look forward to welcoming Sarah and Catherine as new Non-Executive Directors. They will add significant financial services experience as well as broader perspectives and diversity to the Board. At the same time we will miss the enormous contribution Anita Frew has made to the Group when she steps down from the Board after serving through a period of extraordinary transformation for the business."

Further information on the new Non-Executive Directors is set out below. There is no other information regarding the appointment of Sarah Legg or Catherine Woods to be disclosed under paragraph 9.6.13R of the Listing Rules.

The Group has also made a separate announcement today that Juan Colombás, its Chief Operating Officer and an Executive Director, plans to retire from the Group and the Board in July 2020.

Biographical details

Sarah Legg started her career as a graduate trainee accountant with HSBC, where she gained her CIMA qualification. After a range of Group roles she moved to Hong Kong in 2006 to become Chief Accounting Officer for Asia Pacific, moving up to Chief Financial Officer for Asia Pacific in 2010 and serving as a Non-Executive Director of the Hong Kong listed Hang Seng Bank Limited. From 2015 to March 2019 Sarah served as a Group General Manager and the Group Financial Controller of HSBC.

Catherine Woods has served as a Non-Executive Director of Allied Irish Banks (AIB Group) since 2010, becoming Senior Independent Director in 2015 and Deputy Chairman in 2018 before retiring from the Group Board on 12 October 2019. Catherine will remain on the boards of two subsidiaries of AIB until the end of the year. She started her career with JP Morgan Securities, becoming Head of European Banks Equity Research in 1994 until she left in 2001. She has since held a range of Non-Executive and Advisory roles including Financial Expert to the Electronic Communications Appeals Panel and the National Broadband Panel in Dublin, and Non-Executive Director of An Post. She currently has ongoing roles as a Non-Executive Director of Beazley and of BlackRock Asset Management Limited Ireland.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                 +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                            +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 31 October 2019